UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25

Commission File Number: 1-12711

NOTIFICATION OF LATE FILING

☒Form 10-K	☐Form 20-F	☐Form 11-K	☐Form 10-Q
☐Form 10-D	☐Form N-SAR	☐Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:_________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant	Internet Patents Corporation
Former name if applicable
Address of principal executive office City, state and zip code	10850 Gold Center Dr. Suite 250B Rancho Cordova, California 95670

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Internet Patents Corporation's filing of its Annual Report on Form 10-K for the period ended December 31, 2011 was delayed due to a mismatch between the Company's name in the EDGAR system and in the XBRL files.  As previously announced, the Company changed its name in December 2011 and this report is the first filing that has included XBRL files since the name change.  The mismatch was corrected and the filing was submitted at approximately 5:44pm EST on March 30, 2012, the date the report was due.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

L. Eric Loewe	(916) 853-1529
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒Yes   ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes   ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As reported in the Company's Current Report on Form 8-K filed on December 28, 2011, the Company sold substantially all of its assets relating to its insurance lead generation and marketing business to Bankrate, Inc., a Delaware corporation, in December 2011.  Accordingly, the results of operations set forth in the Company's Annual Report on Form 10-K for the period ended December 31, 2011 are materially different from the prior period due to the discontinuation of the Company's lead generation business in connection with the asset sale.

Internet Patents Corporation
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2012	By:	/s/ Hussein A. Enan
Name: Hussein A. Enan
Title: Chairman of the Board, Chief Executive Officer and Chief Financial Officer